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                                                                Exhibit (a)(11)


                              [REXENE LETTERHEAD]

                                                           Contact: Neil Devroy
                                                                 (972) 450-9101


                  REXENE EXTENDS TENDER OFFER TO JUNE 19, 1997



     DALLAS, TX - May 28, 1997 -- Rexene Corporation (NYSE:RXN) announced today that it is extending the expiration date of its pending Dutch-auction tender offer for up to 2,156,250 shares of its common stock to 12:00 Midnight, EDT on June 19, 1997. The offer had been scheduled to expire at 12:00 Midnight, EDT on May 29, 1997. As of the close of business on May 27, 1997, approximately
1.15 million shares had been validly tendered pursuant to the offer.


     Rexene Corporation, through its Rexene Products and CT Film divisions, manufactures thermoplastic resins and plastic film. Headquartered in Dallas, Texas, the Company has manufacturing facilities in Texas, Wisconsin, Georgia, Delaware, Utah and in England.